Mail Stop 6010


      January 24, 2006


Mr. Anuj Wadhawan
Chief Financial Officer
OSI Systems, Inc.
12525 Chadron Avenue
Hawthorne, CA 90250

      Re:	OSI Systems, Inc.
Form 10-K for the Fiscal Year Ended June 30, 2005
Form 10-Q for the Fiscal Quarter Ended September 30, 2005
		File No. 000-23125

Dear Mr. Wadhawan:

      We have reviewed your filings and your response dated
November
11, 2005 and have the following comments. We have limited our review to matters related to the issues raised in our comments. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-Q for the Fiscal Quarter Ended September 30, 2005

Consolidated Statements of Operations, page 4

1. We note that you have presented the total amount of stock-based compensation included in each income statement line item for 2005 in a footnote at the bottom of your statements of operations. If you elect to present this information in future filings, please revise to include the information in a parenthetical note to the appropriate income statement line items, on the cash flow statement, in the footnotes to the financial statements, or within MD&A. We refer you to SAB Topic 14.F.

Item 2. Management`s Discussion and Analysis of Financial
Condition
and Results of Operations, page 22

2. Revise your MD&A discussion in future filings to include disclosure of the differences between the accounting for share-based payment arrangements before and after the adoption of SFAS 123(R). We refer you to SAB Topic 14.M. for specific disclosures required.

Response Letter filed November 14, 2005

3. We note that you filed a statement of acknowledgement in response to our comment letter dated October 28, 2005; however, the acknowledgement does not appear to have been signed. Please resubmit your statement of acknowledgement to include an appropriate signature with your responses to our comments above.

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Tom Dyer, Staff Accountant, at (202) 551-3641 or me at (202) 551-3327 if you have questions. In this regard, do not hesitate to call Martin James, the Senior Assistant Chief
Accountant,
at (202) 551-3671.


      Sincerely,


      Michele Gohlke
      Branch Chief
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Mr. Anuj Wadhawan
OSI Systems, Inc.
January 24, 2006
Page 1